Item 77D Policies with respect to security investments

(g) In connection with the change in the name of the Munder International Small-Mid Cap Fund to the Munder International Small-Cap Fund, effective December 31, 2008, the Funds investment strategy of investing at least 80% of net assets plus borrowings for investment purposes in securities of small-to mid-capitalization companies was changed to an investment strategy of investing at least 80% of net assets plus borrowings for investment purposes in small-capitalization companies.